Filed pursuant to Rule 424(b)(7)

Registration No. 333-264447

PROSPECTUS SUPPLEMENT

(to Prospectus dated June 23, 2022)

Terran Orbital Corporation

Up to 140,155,860 Shares of Common Stock

Up to 7,800,000 Warrants to Purchase Shares of Common Stock at $11.50 per Share

Up to 11,055,606 Warrants to Purchase Shares of Common Stock at $10.00 per Share

Up to 19,299,960 Shares of Common Stock Underlying Warrants to Purchase at $11.50 per Share

Up to 11,055,606 Shares of Common Stock Underlying Warrants to Purchase at $10.00 per Share

This prospectus supplement supplements the prospectus dated June 23, 2022 (as supplemented, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-264447). This prospectus supplement is being filed to update and supplement the information in the Prospectus solely for the purpose of including Selling Securityholders (as defined below) who have acquired shares of our common stock (as defined below) from certain existing selling securityholders previously named in the Prospectus.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (A) up to 140,155,860 shares of our common stock, par value $0.0001 per share (our “common stock”), consisting of (i) up to 5,080,409 shares of our common stock (the “PIPE Shares”) issued at a purchase price of $10.00 per share in a private placement pursuant to subscription agreements each entered into on October 28, 2021 (the “PIPE Financing”); (ii) up to 8,100,000 shares of our common stock (the “Founder Shares”) issued in connection with the consummation of the Business Combination (as defined in the Prospectus), in exchange for Class B ordinary shares originally issued at a price of approximately $0.003 per share in a private placement to Tailwind Two Sponsor LLC (the “Sponsor”) and Tommy Stadlen; (iii) up to 94,952,441 shares of our common stock issued or issuable to certain Selling Securityholders that are former stockholders and equity award holders of Terran Orbital (the “Legacy Terran Orbital equity holders”) in connection with or as a result of the consummation of the Business Combination, consisting of (a) up to 83,481,806 shares of our common stock originally issued to Legacy Terran Orbital stockholders at a weighted-average purchase price of approximately $0.29 per share, after giving effect to the exchange ratio in the Business Combination; (b) up to 82,616 shares of our common stock issuable upon the exercise of certain options with a weighted-average exercise price of $1.41 per share; and (c) up to 11,388,019 shares of our common stock that certain Legacy Terran Orbital equity holders have the right to receive upon the settlement of outstanding vested and unvested restricted stock unit awards upon certain conditions; (iv) up to 8,420,569 shares of our common stock issued to certain debt holders pursuant to a stock and warrant purchase agreement, which were originally issued as non-cash consideration for entering into the Francisco Partners Facility (as defined in this prospectus) and Rollover Notes (as defined in this prospectus); (v) up to 7,800,000 shares of our common stock issuable upon the exercise of the private placement warrants (as defined below); (vi) up to 11,055,606 shares of our common stock issuable upon the exercise of the debt provider warrants (as defined below); and (vii) up to 4,746,835 shares of our common stock issuable pursuant to the subscription agreement for the Insider PIPE Investor (as defined below) (with the total shares of our common stock referenced in this clause (A) being referred to herein as the “Total Resale Shares”); (B) up to 7,800,000 warrants (the “private placement warrants”) originally issued in a private placement to the Sponsor at a price of

$1.50 per warrant, which private placement warrants have an exercise price of $11.50 per share; and (C) up to 11,055,606 warrants originally issued in a private placement to certain debt providers as non-cash consideration for entering into the Francisco Partner Facility and Rollover Notes, which debt provider warrants have an exercise price of $10.00 per share (the “debt provider warrants” and together with the private placement warrants, the “Offered Warrants”).

In addition, the Prospectus and this prospectus supplement relate to the offer and sale by us of up to: (A) 11,499,960 shares of our common stock that are issuable by us upon the exercise of 11,499,960 warrants at a price of $11.50 per share (the “public warrants” and, together with the Offered Warrants, the “Warrants”) originally issued in Tailwind Two’s (as defined in the Prospectus) initial public offering (the “IPO”) of units at a price of $10.00 per unit, which each unit consisting of one Class A ordinary share and one-third of one public warrant; (B) 7,800,000 shares of our common stock that are issuable by us upon the exercise of the private placement warrants at a price of $11.50 per share; and (C) 11,055,606 shares of our common stock that are issuable by us upon the exercise of the debt provider warrants at a price of $10.00 per share.

Our common stock and public warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbols “LLAP” and “LLAP WS”, respectively. On July 21, 2022, the last reported sales price of our common stock was $4.46 per share and the last reported sales price of our public warrants was $0.42 per warrant.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, have elected to comply with certain reduced disclosure and regulatory requirements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our common stock or warrants involves risks. See the section entitled “Risk Factors” beginning on page 12 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 22, 2022.

SELLING SECURITYHOLDERS

This prospectus supplement is filed solely for the purpose of amending the information of certain selling securityholders who have acquired shares of common stock included for resale in the Prospectus from certain existing selling securityholders previously named in the Prospectus. As of July 21, 2022, the Selling Securityholder table included under the section “Selling Securityholders,” which begins on page 128 of the Prospectus, is revised to (a) remove Anthony Previte, who was our Co-Founder, a Director, Chief Strategy Officer and Executive Vice President, as a result of the transfer of his securities on July 8, 2022 to the Anthony L. Previte Declaration of Trust dated June 10, 2022 and (b) reflect the transfer of 4,069,842 shares by the Fuel Venture Capital Parties to certain of their affiliates:

	Shares of Common Stock
Name	Number Owned Prior to Offering(1)	Number Registered for Sale Hereby	Number Owned After Offering	Percent Owned After Offering
Anthony L. Previte Declaration of Trust dated June 10, 2022	14,961,883	14,961,883	—	—
Fuel Venture Capital Parties(2)	6,210,857	6,210,857	—	—

(1)

The first table includes shares of our common stock (both shares beneficially owned as determined in accordance with Rule 13d-3 of the Exchange Act and shares which the holder has a contingent right to receive), and shares of common stock issuable upon exercise of the Warrants that may be offered by the Selling Securityholders, and the second table includes the Warrants that may be offered by the Selling Securityholders (collectively, the “Resale Securities”). We do not know when or in what amounts the Selling Securityholders will offer the Resale Securities for sale, if at all.

(2)

Includes (i) 2,141,015 common stock held by Fuel Venture Capital Fund I, LP, (ii) 3,907,342 common stock held by Rokk3r Fuel Co-Invest 2, LLC Series F-1 and (iii) 162,500 common shares held by Fuel Venture Capital Co-Invest Series, LLC, Series P-1.